SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2007

OR
[ ]	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to_______

Commission file number: 0-10967

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
First Midwest Bancorp, Inc. One Pierce Place Suite 1500, P. O. Box 459 Itasca, Illinois 60143-0459 Page 1 of 15 Pages Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.
Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

*	Report of Independent Registered Public Accounting Firm
*	Statements of Net Assets Available for Benefits
*	Statements of Changes in Net Assets Available for Benefits
*	Notes to Financial Statements
*	Supplemental Schedule

Exhibit
Sequentially Numbered Page

Consent of Ernst & Young LLP	14

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	5*
Financial Statements:
Statements of Net Assets Available for Benefits	6*
Statements of Changes in Net Assets Available for Benefits	7*
Notes to Financial Statements	8*

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	12*

Report of Independent Registered Public Accounting Firm

The Plan Administrator

First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 24, 2008

FIRST MIDWEST BANCORP, INC., SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2007	2006

Assets
Cash	$1,452,490	$2,168,088
Investments, at fair value	147,126,232	154,617,425
Accrued investment income	545,675	574,296

Net assets available for benefits	$149,124,397	$157,359,809

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,

	2007	2006

Additions:
Investment income:
Dividends	$3,166,917	$2,450,634
Interest	574,370	490,167
Net realized and unrealized (depreciation)/appreciation in fair value of investments	(10,726,756)	12,886,171

Total investment income	(6,985,469)	15,826,972

Other additions
Employer contributions	4,600,640	4,482,590
Participant contributions	6,380,521	9,590,726

Total additions	3,995,692	29,900,288

Reductions:
Benefits and distributions to participants	12,226,104	13,226,846
Administrative expenses	5,000	5,700

Total reductions	12,231,104	13,232,546
Change in net assets available for benefits	(8,235,412)	16,667,742
Net assets available for benefits, beginning of year	157,359,809	140,692,067

Net assets available for benefits, end of year	$149,124,397	$157,359,809

See accompanying notes to financial statements.

NOTES TO FIRST MIDWEST BANCORP, INC.

SAVINGS AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

  DESCRIPTION OF THE PLAN

  The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

  Background - First Midwest Bancorp, Inc. ("FMBI" or the "Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria. The Plan was amended and restated effective January 1, 2007, incorporating all elective and required amendments since the prior Plan restatement dated January 1, 1998. The restated Plan includes required changes for technical compliance with the Pension Protection Act of 2006, specifically, (i) a change to the vesting schedule for the employer discretionary contribution from a 2 to 7 year to a 2 to 6 year graded vesting schedule and (ii) a change to the limitations on the aggregate annual contributions permitted under the Plan from $40,000 to $45,000. In addition, effective April 1, 2007, the employee deferral amount required for the employer matching contribution was increased to 2% of compensation. None of the changes impacted the net assets of the Plan.

  Contributions and Benefit Payments - The Company's contributions to the Plan included a matching contribution of $2.00 for each $1.00 of the first 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter. Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of seven years.

  Contributions by participants of up to 45% (15% for highly compensated employees) of eligible compensation are allowed on a tax-deferred basis under the provisions of Internal Revenue Code "the Code" Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

  Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan, except the ESOP Fund. Employees may not direct contributions nor make transfers into the ESOP Fund. The Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

  Common trust funds are maintained in the Daily Valuation Fund ("Daily Fund"). All other investments are held by the Charles Schwab Trust Company ("CSTC"). The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund).

  Company contributions are reduced by any forfeitures during the year. Forfeitures totaled to $245,395 for 2007, and $308,275 for 2006.

  Participants are entitled to receive the entire balance in their Plan accounts upon retirement, termination of employment, total disability or death, subject to the Plan's vesting provisions.

  Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive "in-kind" distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover (into an Individual Retirement Account at the Bank) of account balances between $1,000 and $5,000, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.

  Investment of Plan Assets - A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, (the "Trustee"), a subsidiary of the Company and a party-in-interest.

  Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0 - 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

  Recent Accounting Pronouncements: Effective January 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 157, Fair Value Measurements ("SFAS No. 157"), which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 on January 1, 2008 is not expected to have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits.

  Investment Valuation and Income Recognition - Investments are reported at fair value, which, except for common trust funds, short-term investments and loans to participants, is determined using quoted market prices. Common trust funds are valued based on redemption value. Short-term investments and loans to participants are reported at cost and unpaid principal balance, respectively, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

  Administrative Expense - Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. Administrative expenses relating to participant loans totaling $5,000 and $5,700 were paid by the Plan's loan account for the years ended December 31, 2007 and 2006, respectively.

  Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  INVESTMENTS

  During 2007 and 2006, the Plan's investments (including investments bought, sold, and held during the year) (depreciated)/appreciated in fair value by:

	Net (Depreciation)/Appreciation in Fair Value During the Year Ended December 31,

	2007	2006

Change in fair value as determined by quoted market price:
Common stocks	$(15,398,588)	$5,748,734
Mutual funds	849,719	2,968,775
Common trust funds	3,822,113	4,168,662

	$(10,726,756)	$12,886,171

  Dividends received by the Plan on FMBI common stock during 2007 and 2006 totaled $2,027,793 and $1,979,867, respectively.

  As of December 31, 2007 and 2006, the Plan held the following investments that comprised 5% or more of the Plan's net assets:

	Fair Value at December 31,

	2007	2006

First Midwest Bancorp, Inc. Common Stock:
(1,654,185 shares at December 31, 2007 and 1,793,103 shares at December 31, 2006)	$50,570,241	$67,990,080
First Midwest Employee Benefit Large Cap Equity Fund:
(1,023,677 units at December 31, 2007 and 1,062,770 units at December 31, 2006)	$32,969,610	$31,627,944
First Midwest Employee Benefit Fixed Income Fund:
(565,514 units at December 31, 2007 and 594,625 units at December 31, 2006)	$11,975,952	$11,597,846
Schwab Retirement Money Fund	$10,331,613	$-
Dodge & Cox International Stock Fund:
(203,205 shares at December 31, 2007)	$9,351,515	$-
Goldman Sachs Financial Square Prime Fund #462	$17	$9,998,763

  INCOME TAXES

  The Plan has received a determination letter from the Internal Revenue Service, dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

  The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

  CUSTODIAL TRANSFER

  Excluding the Common Trust Funds, effective December 17, 2007, the Plan transferred custodianship of all other investments, including the FMBI common stock held in the ESOP fund from First Midwest Bank to CSTC.

  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

  RECONCILIATION TO FORM 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefit amounts that participants have elected to withdraw from the Plan, and have been approved and processed, but have not been paid as of the Plan year end. This amount was $955,020 for 2007 and $165,454 for 2006. In accordance with U.S. generally accepted accounting principles, this liability is not recognized in the accompanying financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

		December 31, 2007

		c. Description

a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value

Short-term Investments
	Goldman Sachs Financial Square Prime Fund #462		4.94%	17	$17	$17

Money Market Funds
	Schwab Retirement Advantage Money Fund			52,662	52,662	52,662
	Schwab Retirement Money Fund			10,331,613	10,331,613	10,331,613

					10,384,275	10,384,275

Common Stock
*	First Midwest Bancorp, Inc.			1,654,185	23,541,238	50,570,241

Common Trust Funds

*	First Midwest Employee Benefit Large Cap Equity Fund			1,023,677	22,339,195	32,969,610

*	First Midwest Employee Benefit Fixed Income Fund			565,514	9,797,843	11,975,952

*	First Midwest Employee Benefit Mid Cap Equity Fund			135,361	2,626,521	2,826,558

*	First Midwest Employee Benefit Small Cap Equity Fund			22,991	320,393	297,521

					35,083,952	48,069,641

Mutual Funds
	Vanguard Total Index Admiral Fund			203,702	5,988,964	6,952,361
	Vanguard Small Cap Admiral Fund			137,831	3,517,565	4,049,463
	Goldman Sachs Financial			250,040	1,919,819	1,907,806
	Vanguard Short Term			116,662	1,240,147	1,242,446
	T Rowe Price Retirement			638	8,507	8,489
	T Rowe Price Retirement 2010			12,722	207,079	206,226
	T Rowe Price Retirement 2020			16,656	296,468	295,469
	T Rowe Price Retirement 2030			715	13,674	13,619
	T Rowe Price Retirement 2040			4,310	83,053	82,755
	Dodge & Cox International Stock Fund			203,205	9,643,814	9,351,515
	Columbia Acorn Fund			191,987	5,661,845	5,684,727
	Vanguard Index Mid Cap Stock Investors Fund			239,837	4,502,921	4,964,618
	Vanguard Portfolio 36 - GNMA			120,165	1,229,703	1,246,112

					34,313,559	36,005,606

* Loans to Participants		Various	7% - 10%		-	2,096,452

					$103,323,041	$147,126,232

NOTE:	An asterisk in column a. denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 30, 2008

First Midwest Bancorp, Inc.
SAVINGS AND PROFIT SHARING PLAN

/s/ Paul F. Clemens
Paul F. Clemens
Executive Vice President, Chief Financial Officer,
and Principal Accounting Officer of
First Midwest Bancorp, Inc.